UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-52505

MAN FRM MANAGED FUTURES STRATEGIES LLC
(Exact name of registrant as specified in its charter)
c/o FRM Investment Management (USA) LLC
452 Fifth Avenue, 26th Floor
New York, New York 10018
212-649-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Man FRM Managed Futures Strategies LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAN FRM MANAGED FUTURES STRATEGIES LLC

Date: August 13, 2018	By:	FRM Investment Management (USA) LLC
Manager

	By:	/s/ Solomon E. Kuckelman
Name: Solomon E. Kuckelman Title: Secretary